May 19, 2008

RE: Get cash now from your United Investors Income Properties investment.

Dear Investor,

Good news!  We have extended our Offer to June 3, 2008!  Now you can sell your United Investors Income Properties investment and regain control of your money.  Right now, MPF will pay you $45 per unit - that’s the highest price we’ve ever offered for this security after taking into account sales and refinancing distributions. Move the money into a more liquid investment, pay off bills, or treat yourself to a vacation. It’s your money. Use it any way you want. But this offer expires on June 3, 2008, so you must act soon.  So far, a total of 644 Units of the Partnership have been tendered by securities holders and not withdrawn.  No other Units have been tendered to date.

Why take advantage of this opportunity today?

•
The Contract to sell the Defoors Crossing Apartments has been terminated!  The Partnership announced that the buyer of the Defoors Crossing Apartments terminated the sales contract in May 2008.  Thus, no sales distribution will likely be forthcoming, and the Partnership can continue until 2018!

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Guarantee your cash now. United Investors Income Properties LP’s term lasts until 2018 and has never said if the company will liquidate earlier. Sell today and ensure you get your money out from this security.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and treat yourself to a new toy.

•
Sell without broker fees or commissions. Most secondary limited partnership unit sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated. We pay the transfer fee!

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Eliminate the long and uncertain waiting period. Private and non-traded securities like United Investors Income Properties can be very difficult to sell. It can take weeks or months to find an interested buyer and United Investors Income Properties does not terminate until 2018. But now you can sell your units and get your money today.

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Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

•	Cut the time and expense of IRS documents. If you sell your shares now, this could be the last year you will have to file those complicated and expensive K-1s with your tax returns.

If you act today, you can get your cash now and may drastically reduce your end-of-year, tax-related expenses and headaches. We will mail your check within three business days after United Investors Income Properties LP confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. We are a registered investment adviser with the SEC and have over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Letter of Transmittal. If you choose to sell your Units to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this extended offer expires June, 2008. So don’t delay. Fill out and mail in the United Investors Income Properties Letter of Transmittal today so we can rush you a check.